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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

MedAire, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
U58215101
(CUSIP Number)
Leonardo Loo, Esq.
Gallagher & Kennedy, P.A.
2575 East Camelback Road
Phoenix, Arizona 85016-9225
(602)530-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 7, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	U58215101	Page	2	of	12

1	NAMES OF REPORTING PERSONS: Excellus Investments Pte Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Republic of Singapore

	7	SOLE VOTING POWER:

NUMBER OF		6,897,480

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		40,353,694 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		6,897,480

WITH	10	SHARED DISPOSITIVE POWER:

40,353,694 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

40,353,694 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

70.15%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) The Reporting Person disclaims beneficial interest in 18,676,065 shares of common stock in MedAire, Inc. owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 18,676,065 shares represent approximately 32.46% of the issued and outstanding common stock of MedAire, Inc. See also Item 5 below.

CUSIP No.	U58215101	Page	3	of	12

1	NAMES OF REPORTING PERSONS: Best Dynamic Services Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		40,353,694 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

40,353,694 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

40,353,694 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

70.15%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) The Reporting Person disclaims beneficial interest in 18,676,065 shares of common stock in MedAire, Inc. owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 18,676,065 shares represent approximately 32.46% of the issued and outstanding common stock of MedAire, Inc. See also Item 5 below.

CUSIP No.	U58215101	Page	4	of	12

1	NAMES OF REPORTING PERSONS: Blue Cross Travel Services B.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Netherlands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		40,353,694 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

40,353,694 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

40,353,694 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

70.15%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) The Reporting Person disclaims beneficial interest in 18,676,065 shares of common stock in MedAire, Inc. owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 18,676,065 shares represent approximately 32.46% of the issued and outstanding common stock of MedAire, Inc. See also Item 5 below.

CUSIP No.	U58215101	Page	5	of	12

1	NAMES OF REPORTING PERSONS: International SOS (EMEA) Holdings N.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Netherlands Antilles

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		40,353,694 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

40,353,694 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

40,353,694 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

70.15%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) The Reporting Person disclaims beneficial interest in 18,676,065 shares of common stock in MedAire, Inc. owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 18,676,065 shares represent approximately 32.46% of the issued and outstanding common stock of MedAire, Inc. See also Item 5 below.

CUSIP No.	U58215101	Page	6	of	12

1	NAMES OF REPORTING PERSONS: AEA International Holdings Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		40,353,694 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

40,353,694 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

40,353,694 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

70.15%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) The Reporting Person disclaims beneficial interest in 18,676,065 shares of common stock in MedAire, Inc. owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 18,676,065 shares represent approximately 32.46% of the issued and outstanding common stock of MedAire, Inc. See also Item 5 below.

CUSIP No.	U58215101	Page	7	of	12

1	NAMES OF REPORTING PERSONS: Arnaud P.A. Vaissie

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

France

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		40,353,694 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

40,353,694 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

40,353,694 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

70.15%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) The Reporting Person disclaims beneficial interest in 18,676,065 shares of common stock in MedAire, Inc. owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 18,676,065 shares represent approximately 32.46% of the issued and outstanding common stock of MedAire, Inc. See also Item 5 below.

CUSIP No.	U58215101	Page	8	of	12

1	NAMES OF REPORTING PERSONS: Pascal M.G. Rey-Herme

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

France

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		40,353,694 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

40,353,694 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

40,353,694 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

70.15%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) The Reporting Person disclaims beneficial interest in 18,676,065 shares of common stock in MedAire, Inc. owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 18,676,065 shares represent approximately 32.46% of the issued and outstanding common stock of MedAire, Inc. See also Item 5 below.

CUSIP No.	U58215101	Page	9	of	12

1	NAMES OF REPORTING PERSONS: Laurent Sabourin

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

France

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		40,353,694 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

40,353,694 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

40,353,694 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

70.15%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) The Reporting Person disclaims beneficial interest in 18,676,065 shares of common stock in MedAire, Inc. owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 18,676,065 shares represent approximately 32.46% of the issued and outstanding common stock of MedAire, Inc. See also Item 5 below.

SCHEDULE 13D

CUSIP No.	U58215101	Page	10	of	12
     This Amendment No. 1, filed by Excellus Investments Pte Ltd., a corporation organized under the laws of the Republic of Singapore (“Excellus”), Best Dynamic Services Limited, a corporation organized under the laws of the British Virgin Islands (“BDS”), Blue Cross Travel Services B.V., a corporation organized under the laws of The Netherlands (“Blue Cross”), International SOS (EMEA) Holdings N.V., a corporation organized under the laws of Netherlands Antilles (“ISOSH”), AEA International Holdings Limited, a corporation organized under the laws of the British Virgin Islands (“AEA Holdings”), Arnaud P.A. Vaissie (“Vaissie”), Pascal M.G. Rey-Herme (“Rey-Herme”), and Laurent Sabourin (“Sabourin”, together with Vaissie, Rey-Herme, Excellus, BDS, Blue Cross, ISOSH, and AEA Holdings, the “Reporting Persons” and each a “Reporting Person”), amends and supplements the Schedule 13D (“Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 29, 2006, relating to the common stock, $0.001 par value (the “Common Stock” or “Shares”), of MedAire, Inc., a Nevada corporation (the “Issuer”).
Item 3. Source and Amount of funds or Other Consideration
The following is hereby inserted to the end of Item 3:
On March 7, 2007, Excellus purchased an additional aggregate of 897,480 shares of Common Stock (the “Additional Shares”) for an aggregate purchase price of $686,626.58 (A$883,120 Australian currency), for a total aggregate of 6,897,480 shares of Common Stock. The Additional Shares were purchased with working capital contributed to Excellus by AEA Holdings out of its working capital.
Item 4. Purpose of Transaction
The following is hereby inserted to the end of Item 4:
Excellus acquired the Additional Shares for investment purposes and consistent with the purposes set forth in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
The following is hereby inserted to the end of Item 5:
The descriptions contained in Item 3 and Item 4 above are incorporated herein by reference. Based on the Issuer’s Form 8-K filed on February 28, 2007, as of December 31, 2006, there were outstanding 57,527,960 shares of Common Stock of the Issuer. As of the date hereof, the Reporting Persons are deemed to beneficially own and hold sole dispositive power over approximately 21,677,629 shares of Common Stock of the Issuer, representing 37.68% of the issued and outstanding Common Stock of the Issuer, 6,897,480 of which are owned directly by Excellus and 14,780,149 of which are owned directly by BDS. Because of the transactions described in Item 4 and 5 of Schedule 13D, the Reporting Persons may be deemed to beneficially own or to share the power to vote the shares of Common Stock owned by Ms. Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The Reporting Persons expressly disclaim such beneficial ownership and expressly disclaim that they are members of any group for purposes of Section 13(d) or 13(g) of the Act, and that they have agreed to act as a group other than as described in the Schedule 13D. To the Reporting Persons’ knowledge, Ms. Garrett and/or Gaelic, L.L.C. are the beneficial owners of 18,676,065 shares of Common Stock, representing approximately 32.46% of the issued and outstanding Common Stock of the Issuer. Together, Ms. Garrett, Gaelic, L.L.C., BDS, and Excellus would beneficially own 40,353,694 shares of the Common Stock of the Issuer, representing an aggregate approximate amount of 70.15% of the issued and outstanding Common Stock of the Issuer.
With respect to transactions effected in the past 60 days, on March 7, 2007, Excellus purchased 897,480 shares of Common Stock for $0.7651 per share in an off-market transaction.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as described in this statement and Schedule 13D, the Reporting Persons are not aware of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of Schedule 13D and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SCHEDULE 13D

CUSIP No.	U58215101	Page	11	of	12
Item 7. Material to Be Filed as Exhibits
Exhibit 1 —           Joint Filing Agreement of the Reporting Persons.

SCHEDULE 13D

CUSIP No.	U58215101	Page	12	of	12
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2007	EXCELLUS INVESTMENTS PTE LTD.
	By:	/s/ Laurent Sabourin
		Name:	Laurent Sabourin
		Title:	Director

BEST DYNAMIC SERVICES LIMITED
	By:	/s/ Laurent Sabourin
		Name:	Laurent Sabourin
		Title:	Director

BLUE CROSS TRAVEL SERVICES B.V.
	By:	/s/ Laurent Sabourin
		Name:	Laurent Sabourin
		Title:	Managing Director

INTERNATIONAL SOS (EMEA) HOLDINGS N.V.
	By:	/s/ Laurent Sabourin
		Name:	Laurent Sabourin
		Title:	Managing Director

AEA INTERNATIONAL HOLDINGS LIMITED
	By:	/s/ Laurent Sabourin
		Name:	Laurent Sabourin
		Title:	Director

ARNAUD P.A. VAISSIE
/s/ Arnaud P.A. Vaissie

PASCAL M.G. REY-HERME
/s/ Pascal M.G. Rey-Herme

LAURENT SABOURIN
/s/ Laurent Sabourin

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1
EXCELLUS INVESTMENTS PTE LTD. — AMENDMENT NO. 1 TO SCHEDULE 13D
JOINT FILING AGREEMENT
The undersigned hereby agree that this Amendment No. 1, dated March 16, 2007, with respect to the shares of common stock, $0.001 par value per share, of MedAire, Inc., is, and any amendments to such Schedule 13D signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. Each of the undersigned hereby agrees that it shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: March 16, 2007	EXCELLUS INVESTMENTS PTE LTD.
	By:	/s/ Laurent Sabourin
		Name:	Laurent Sabourin
		Title:	Director

BEST DYNAMIC SERVICES LIMITED
	By:	/s/ Laurent Sabourin
		Name:	Laurent Sabourin
		Title:	Director

BLUE CROSS TRAVEL SERVICES B.V.
	By:	/s/ Laurent Sabourin
		Name:	Laurent Sabourin
		Title:	Managing Director

INTERNATIONAL SOS (EMEA) HOLDINGS N.V.
	By:	/s/ Laurent Sabourin
		Name:	Laurent Sabourin
		Title:	Managing Director

AEA INTERNATIONAL HOLDINGS LIMITED
	By:	/s/ Laurent Sabourin
		Name:	Laurent Sabourin
		Title:	Director

ARNAUD P.A. VAISSIE
/s/ Arnaud P.A. Vaissie

PASCAL M.G. REY-HERME
/s/ Pascal M.G. Rey-Herme

LAURENT SABOURIN
/s/ Laurent Sabourin